iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215
November 2, 2006
Owen Pinkerton, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: iPayment, Inc. Registration Statement on Form S-4 (File No. 333-135959)
Dear Mr. Pinkerton,
      iPayment, Inc., a company organized under the laws of the State of Delaware (the “Company”) hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-4 be accelerated to 9:30 am on November 6, 2006, or as soon thereafter as practicable.
      We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.
      The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions regarding this request, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Mark Mandel at (212) 819-8546 of White & Case LLP, counsel to the Company.

Sincerely,

IPAYMENT, INC.

By:	/s/ Clay Whitson

Name: Clay Whitson
Title: Chief Financial Officer

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